UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No. 9)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
Celanese AG
(Name of Subject Company (issuer))
Blackstone LR Associates (Cayman) IV Ltd.
Blackstone Management Associates (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) Ltd. 1
Celanese Corporation
Crystal US Holdings 3 L.L.C.
Celanese Holdings LLC
BCP Crystal US Holdings Corp.
BCP Caylux Holdings Luxembourg S.C.A.
Celanese Europe Holding GmbH & Co. KG
(Names of Filing Persons (Offerors))
Ordinary Shares, no par value
(Title of Class of Securities)
D1497A101
(CUSIP Number of Class of Securities)
Celanese Europe Holding GmbH & Co. KG
c/o Celanese Corporation
Attention: Curt Shaw
1601 W. LBJ Freeway
Dallas, Texas 75234
(972) 443-4000
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$394,945,402.83	$50,039.58

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rules 0-11(d) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes the purchase of 7,733,241 ordinary shares, no par value per share, of Celanese AG, at a purchase price of EUR 41.92 per share in cash upon the expiration of the initial offering period referred to herein, converted into U.S. dollars at the noon buying rate as published by the Federal Reserve Bank of New York on August 31, 2004 of EUR 1 = $1.2183. Such number of shares represents the difference between the number of ordinary shares issued and outstanding as of June 30, 2004 (excluding shares held by Celanese AG in treasury) and the number of shares owned by Celanese Europe Holding GmbH & Co. KG as of September 2, 2004.

**	The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004, is equal to 0.01267 % of the value of the transaction.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
ITEM 12. EXHIBITS.
SIGNATURES
EX-A.5.A.I: AD HOC RELEASE
EX-A.5.A.II: PRESS RELEASE
EX-A.5.A.III: SHARE PURCHASE AND TRANSFER AGREEMENT

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$50,039.58
Form or Registration No.:	Schedule TO
Filing Party:	Blackstone LR Associates (Cayman) IV Ltd.
Blackstone Management Associates (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) Ltd. 1
Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.
BCP Crystal Holdings Ltd. 2
BCP Caylux Holdings Luxembourg S.C.A.
BCP Crystal Acquisition GmbH & Co. KG
Date Filed:	September 2, 2004
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 9 to Schedule TO amends and supplements the Schedule TO originally filed by Blackstone LR Associates (Cayman) IV Ltd., Blackstone Management Associates (Cayman) IV L.P., Blackstone Capital Partners (Cayman) IV L.P., Blackstone Capital Partners (Cayman) Ltd. 1, Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd., BCP Crystal Holdings Ltd. 2, BCP Caylux Holdings Luxembourg S.C.A. and BCP Crystal Acquisition GmbH & Co. KG on September 2, 2004 (as it may be amended or supplemented from time to time, the “Schedule TO”). The Schedule TO relates to the mandatory offer (the “Offer”) by Celanese Europe Holding GmbH & Co. KG (formerly known as BCP Crystal Acquisition GmbH & Co. KG), a German limited partnership (the “Bidder”), required pursuant to Section 305 of the German Stock Corporation Act, to purchase all of the issued and outstanding registered ordinary shares, no par value (the “Celanese Shares”), of Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, (other than Celanese Shares owned by the Bidder or held by Celanese AG in treasury) at a purchase price of EUR 41.92 in cash per Celanese Share, with interest in the circumstances and at the rate described in the Offer Document, which was originally filed as Exhibit (a)(1)(A) to the Schedule TO on September 2, 2004 (the “Offer Document”) and the related Letter of Transmittal and the instructions thereto, a copy of which was originally filed as Exhibit (a)(1)(B) to the Schedule TO on September 2, 2004. Except as otherwise indicated, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
Item 8(b) of Schedule TO is hereby amended and supplemented by the following information:
On August 19, 2005, the Bidder, Paulson & Co. Inc. (“Paulson”) and Arnhold and S. Bleichroeder Advisers, LLC (“ASB” and with Paulson, the “Sellers”) entered into a Share Purchase and Transfer Agreement and Settlement Agreement (the “Agreement”) whereby Paulson and ASB agreed to sell 5,758,299 and 160,000 Celanese Shares, respectively, to the Bidder, in consideration for EUR 51.00 per share. In addition, the Bidder also paid each of the Sellers EUR 2.00 per Celanese Share they were selling to the Bidder in consideration for the Sellers each agreeing to, among other things, (1) accept the shareholders’ resolutions passed at the extraordinary general meeting of Celanese AG held on July 30 and 31, 2004 and the annual general meeting of Celanese AG held on May 19 and 20, 2005, (2) acknowledge the legal effectiveness of the domination and profit and loss transfer agreement, (3) irrevocably withdraw and abandon all actions, applications and appeals each brought or joined in German legal proceedings related to, among other things, challenging the effectiveness of the domination and profit and loss transfer agreement and amount of fair cash compensation offered by the Bidder in the Offer, (4) refrain from acquiring any Celanese Shares or any other investment in Celanese AG, and (5) refrain from taking any future legal action shareholder resolutions or corporate actions of the Celanese AG. The Agreement also provides that the Bidder will undertake, subject to compliance with applicable law, to increase the fair compensation offered in the Offer from EUR 41.92 per Celanese Share (plus interest under the terms of the Offer) to EUR 51.00 per Celanese Share (plus interest under the terms of the Offer) (the “New Purchase Price”) for the period from the date of the revised offer to September 29, 2005 subject to the agreement by tendering minority holders of Celanese Shares to waive their right to conduct special award proceedings (Spruchverfahren) and their right to any awards pursuant to such proceedings.
ITEM 12. EXHIBITS.
Item 12 of Schedule TO is hereby amended and supplemented by adding the following thereto:
(a)(5)(A)(i)	Ad hoc Release of Celanese Corporation, dated August 19, 2005.

(a)(5)(A)(ii)	Press Release of the Bidder, dated August 19, 2005.

(a)(5)(A)(iii)	Share Purchase and Transfer Agreement between Celanese Europe Holdings GmbH & Co. KG, Paulson & Co. Inc. and Arnhold and S. Bleichroeder Advisers, LLC, dated August 19, 2005.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 19, 2005

BLACKSTONE LR ASSOCIATES (CAYMAN) IV LTD.

By:	/s/ Robert L. Friedman

	Name:	Robert L. Friedman
	Title:	Authorized Person

BLACKSTONE MANAGEMENT ASSOCIATES (CAYMAN) IV L.P.

By:	Blackstone LR Associates (Cayman) IV Ltd., its general partner

By:	/s/ Robert L. Friedman

	Name:	Robert L. Friedman
	Title:	Authorized Person

BLACKSTONE CAPITAL PARTNERS (CAYMAN) IV L.P.

By:	Blackstone Management Associates (Cayman) IV L.P., its general partner

	By:	Blackstone LR Associates (Cayman) IV Ltd., its general partner

	By:	/s/ Robert L. Friedman

		Name:	Robert L. Friedman
		Title:	Authorized Person

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 1

By:	/s/ Chinh Chu

	Name:	Chinh Chu
	Title:	Director

CELANESE CORPORATION

By:	/s/ David N. Weidman

	Name:	David N. Weidman
	Title:	President and Chief Executive Officer

CRYSTAL US HOLDINGS 3 L.L.C.

By:	/s/ David N. Weidman

	Name:	David N. Weidman
	Title:	President and Chief Executive Officer

CELANESE HOLDINGS LLC

By:	/s/ David N. Weidman

	Name:	David N. Weidman
	Title:	President and Chief Executive Officer

BCP CRYSTAL US HOLDINGS CORP.

By:	/s/ David N. Weidman

	Name:	David N. Weidman
	Title:	President

BCP CAYLUX HOLDINGS LUXEMBOURG S.C.A.

By:	BCP Caylux Holdings Ltd. 1, its general partner

	By:	/s/ Chinh Chu

		Name:	Chinh Chu
		Title:	Authorized Person

CELANESE EUROPE HOLDING GMBH & CO. KG

By:	/s/ Chinh Chu

	Name:	Chinh Chu
	Title:	Authorized Person